ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

November 14, 2012

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ProShares Trust (File Nos. 333-89822 and 811-21114)
Post-Effective Amendment No. 74 under the Securities Act of 1933 and No. 83 under the Investment Company Act of 1940
Filed on November 1, 2012

Dear Mr. Ganley:

In accordance with Rule 461 under the Securities Act of 1933, as amended, ProShares Trust (the “Registrant”) respectfully requests acceleration of the effective date of Post-Effective Amendment No. 74 under the Securities Act of 1933 and No. 83 under the Investment Company Act of 1940 filed on behalf of the Registrant on November 1, 2012, so that it will become effective at 5:30 p.m., Eastern Time, on November 15, 2012, or as soon thereafter as practicable.

The Registrant is aware of its responsibilities under the Securities Act of 1933 as they relate to the proposed public offering of the securities specified in the Post-Effective Amendment. The Registrant acknowledges that, should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant acknowledges that the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility from the adequacy and accuracy of the disclosure in the filing. Finally, the Registrant acknowledges that it may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions regarding this filing, please contact me at (240) 497-6577. Thank you for your time and attention to this matter.

Very truly yours,

/s/ Kenneth C. Fang

Kenneth C. Fang

ProShare Advisors LLC

Vice President and Legal Counsel